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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 AND ENDING 12/31/2010

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Columbus Circle

(No. and Street)

New York,   New York   10019

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

300 Madison Ave	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, Steven E. Collopy _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ Gilder Gagnon Howe & Co LLC _____, as
of _ December 31 _____, 20_10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Steven E. Collopy
Signature

CFO / Member
Title

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Report of Independent Auditors

To the Members of
Gilder Gagnon Howe & Co. LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Gilder Gagnon Howe & Co. LLC (the "Firm") and its subsidiaries at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2010

Assets

Cash	$	66,243
Receivable from clearing broker		5,254,868
Securities owned, held at clearing broker, at market value		22,576,741
Furniture, equipment, aircraft and leasehold improvements, at cost, net of accumulated depreciation and amortization of $11,092,254		11,170,148
Other assets		607,836
Total assets	$	39,675,836

Liabilities and Members' Capital

Liabilities

Accrued compensation	$	4,691,142
Accrued unincorporated business tax		281,211
Profit sharing plan		2,811,882
Accounts payable and accrued expenses		3,948,807
Total liabilities		11,733,042

Commitments and contingencies (Note 6)

Members' capital		27,942,794
Total liabilities and members' capital	$	39,675,836

The accompanying notes are an integral part of the consolidated statement of financial condition.

Gilder Gagnon Howe & Co. LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2010

1. Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Firm is registered as a futures commissions merchant with the Commodity Futures Trading Commission ("CFTC"). The Firm has not yet commenced futures operations. On January 27, 2006, the Firm received approval from the SEC to act as an Investment Adviser.

The Firm manages investments for individual customers on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. The clearing broker has procedures to maintain collateral for such customers' margin loans. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Firm for uncollateralized margin loans receivable, as the Firm is responsible for maintaining margin in each customer's margin account to the satisfaction of the clearing broker. The clearing broker may also charge the Firm for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. At December 31, 2010, the Firm has recorded no liabilities with regard to the clearing broker's right.

In addition, the Firm has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

2. Significant Accounting Policies

Principles of Consolidation
The Firm's wholly-owned subsidiaries were established for operating purposes. The consolidated financial statements include the accounts of the Firm and its wholly-owned subsidiaries In Pursuit LLC, Cloverleaf LLC and Onward and Upward LLC. The subsidiaries are single member limited liability companies in which Gilder Gagnon Howe & Co. LLC has a 100% interest. All material intercompany amounts are eliminated in consolidation.

Cash
The Firm maintains its cash in primarily one major financial institution.

Receivable from Clearing Broker
Receivable from clearing broker represents commissions and interest receivable from the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to repay the receivable from clearing broker balance reflected on the statement of financial condition; however, the Firm does not anticipate non-performance by this counterparty. The carrying value of the receivable from clearing broker approximates the fair value as the balance is short-term and interest bearing.

Securities Transactions
Securities transactions are recorded on a trade-date basis at market value.

Gilder Gagnon Howe & Co. LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2010

Furniture, Equipment, Aircraft and Leasehold Improvements

Furniture, equipment and aircraft are depreciated over their estimated useful lives using the declining-balance method. In 2010, the Firm continued to use the rate at which they apply the declining-balance method of 125%. This resulted in an immaterial cumulative change. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method.

Financial Instruments

The fair values of the Firm's financial instruments approximate their carrying values due to their short-term nature (receivables, payables). All of the Firm's financial instruments are Level 1 under ASC 820.

Income Taxes

The Firm provides for local unincorporated business taxes and New York State sales tax. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The Firm has adopted the provisions of ASC 740 beginning in 2009. Adoption of ASC 740 did not have a material effect on the Firm's financial Condition. The last open tax year that the Firm is subject to examination is 2007.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting Developments

In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statements are issued). The Firm has evaluated subsequent events through February 25, 2011.

3. **Furniture, Equipment, Aircraft and Leasehold Improvements**

A summary of the components of furniture, equipment, aircraft and leasehold improvements at December 31, 2010 are as follows:

Furniture	$ 1,320,668
Equipment	1,813,662
Aircraft	6,235,325
Leasehold improvements	12,892,747
	22,262,402
Accumulated depreciation and amortization	(11,092,254)
	$ 11,170,148

The Firm owns 100% of one aircraft and a fractional interest (6.25% and 6.25% interests) in each of the remaining two aircraft.

Gilder Gagnon Howe & Co. LLC
Notes to Consolidated Statement of Financial Condition
December 31, 2010

4. **Notes Payable**

    The loan which was held by a subsidiary of the Firm, In Pursuit LLC, was fully repaid as of December 31, 2010.

5. **Profit-Sharing Plan**

    The Firm has a profit-sharing plan for all full-time eligible employees. The 2010 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2010, limited to the maximum $49,000 per individual employee allowable under United States Treasury Department regulations.

6. **Commitments and Contingencies**

    The Firm is obligated under a non cancelable lease for office space which expires on January 31, 2017. The lease contains a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the non cancelable operating lease are as follows:

Year Ending December 31,	
2011	$ 3,474,479
2012	3,561,323
2013	3,914,887
2014 and thereafter	12,769,914
Total minimum future rental payments	$ 23,720,603

7. **Regulatory Requirements**

    The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by these rules, under which the Firm's greatest minimum net capital requirement is $1,000,000. At December 31, 2010, the Firm had net capital, as defined, of approximately $10,005,079, which was $9,005,079 in excess of the minimum net capital rule requirement.

    The Firm had no regulated commodity customers' accounts open on its books at December 31, 2010; therefore, a schedule of segregation requirements and funds in segregation has not been prepared.

    The Firm claims exemption under the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.